April 2, 2025

Russell Stidolph
Chief Executive Officer
AltEnergy Acquisition Corp
600 Lexington Ave.
9th Floor
New York, New York 10022

        Re: AltEnergy Acquisition Corp
            Preliminary Proxy Statement on Schedule 14A
            Filed March 28, 2025
            File No. 001-40984
Dear Russell Stidolph:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 28, 2025
If we are deemed to be an investment company for purposes of the Investment Company
Act..., page 12

1. We note your risk factor disclosure on page 12 differs from your risk factor disclosures on page 99 of your more recent registration Statement on Form S-4 filed on February 14, 2025. Please advise or revise any inconsistencies. Risk Factors, page 12

2. We note that the SPAC's securities have been delisted from The Nasdaq Stock Market due to failure to timely consummate a business combination within 36 months of the effectiveness of its IPO registration statement. Please add disclosure that addresses the risk of such delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for
 April 2, 2025
Page 2

       your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered covered securities.
3. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign
       Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Asia Timmons-Pierce at 202-551-3754 or Erin Purnell at 202-551-
3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing